                                                       COMMISSION FILE NO. 1-496

-------------------------------------------------------------------------------






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1997




                               Title of the Plan:
                           ---------------------------


                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

               Issuer of the securities held pursuant to the Plan:
       ------------------------------------------------------------------



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
 ------------------------------------------------------------------------------




                              FINANCIAL STATEMENTS
                  --------------------------------------------




                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1997 and 1996



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1997












Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION


                                                                         DECEMBER 31, 1997
                                                                        PARTICIPANT DIRECTED
                                              -----------------------------------------------------------------------
                                                HERCULES                         BLENDED
                                              INCORPORATED                    INTEREST RATE     FIDELITY
                                              COMMON STOCK        EQUITY         SAVINGS        MAGELLAN         LOAN
                                                  FUND             FUND           FUND            FUND           FUND
                                                  ----             ----           ----            ----           ----
ASSETS
Allocated Share of Master Savings
    Trust Investments                             $654,845(a)     $886,024(b)   $5,297,044     $1,362,345(c)     $963
Allocated Share of Master Savings
    Trust Cash                                       9,052              --          44,715             --          --
                                               -----------     -----------      ----------     ----------        ----
Total Assets                                      $663,897        $886,024      $5,341,759     $1,362,345        $963
                                               -----------     -----------      ----------     ----------        ----
LIABILITIES
Accounts Payable                                        --             620              --             --          --
                                               -----------     -----------      ----------     ----------        ----
Net Assets Available for Benefits                 $663,897        $885,404      $5,341,759     $1,362,345        $963
                                                  ========        ========      ==========     ==========        ====




                                                                          DECEMBER 31, 1997
                                                                         PARTICIPANT DIRECTED
                                               ----------------------------------------------------------------------
                                                                   SEI                         SEI
                                                  FRANK          INTERNA-   SEI SMALL      DIVERSIFIED
                                                 RUSSELL          TIONAL       CAP.          MODERATE
                                               EQUITY INDEX       EQUITY      GROWTH          GROWTH           TOTAL
                                                   FUND            FUND        FUND            FUND
                                                   ----            ----        ----            ----
ASSETS
Allocated Share of Master Savings
    Trust Investments                            $79,576(d)        $32(e)    $34,817(f)       $295(g)      $8,315,941
Allocated Share of Master Savings
    Trust Cash                                        --            --           (30)           --             53,737
                                                 -------           ---       -------          ----         ----------
Total Assets                                     $79,576           $32       $34,787          $295         $8,369,678
                                                 -------           ---       -------          ----         ----------
LIABILITIES
Accounts Payable                                      --            --            --             3                623
                                                 -------           ---       -------          ----         ----------
Net Assets Available for Benefits                $79,576           $32       $34,784          $292         $8,369,055
                                                 =======           ===       =======          ====         ==========

(a)      At fair value.  Cost: $  360,085.        Shares: 13,081.
(b)      At fair value.  Cost: $  363,399.
(c)      At fair value.  Cost: $1,059,224.
(d)      At fair value.  Cost: $   69,912.
(e)      At fair value.  Cost: $       36.
(f)      At fair value.  Cost: $   37,815.
(g)      At fair value.  Cost: $      293.

                                                                      DECEMBER 31, 1996
                                                                     PARTICIPANT DIRECTED
                                         ------------------------------------------------------------------------
                                                                        BLENDED
                                          HERCULES                   INTEREST RATE       FIDELITY
                                        INCORPORATED      EQUITY        SAVINGS          MAGELLAN           LOAN
                                        COMMON STOCK       FUND          FUND              FUND             FUND         TOTAL
                                        ------------       ----          ----              ----             ----         -----
ASSETS
Allocated Share of Master Savings
    Trust Investments                    $599,692(a)    $534,665(b)    $5,167,781        $1,106,394(c)    $ 5,035       $7,413,567
Contributions Receivable                       --          2,176           58,854             9,897            --           70,927
Allocated Share of Master Savings
    Trust Cash                             50,795          3,037           79,758            23,306        (4,072)         152,824
                                         --------       --------       ----------        ----------       -------       ----------
Net Assets Available for Benefits        $650,487       $539,878       $5,306,393        $1,139,597       $   963       $7,637,318
                                         ========       ========       ==========        ==========       =======       ==========

(a)          At fair value.  Cost: $  352,502.       Shares: 13,866.
(b)          At fair value.  Cost: $  432,326.
(c)          At fair value.  Cost: $1,135,867.

    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1997


                                                                            PARTICIPANT DIRECTED
                                       ------------------------------------------------------------------------------------------
                                         HERCULES                               BLENDED
                                       INCORPORATED                          INTEREST RATE         FIDELITY
                                       COMMON STOCK                            SAVINGS             MAGELLAN              LOAN
                                          FUND             EQUITY FUND           FUND                FUND                FUND
                                          -----            -----------           ----                ----                ----
CONTRIBUTIONS:
Participating Employees
                                      $   (36,309)        $    93,609         $   362,651         $   106,845         $        --
Company Contributions                          --                  --             113,484              28,849                  --
                                      -----------         -----------         -----------         -----------         -----------
        Subtotal Contributions            (36,309)             93,609             476,135             135,694                  --
Interplan Transfers                            --             (23,462)            (15,146)             39,045            (438,275)
ALLOCATED SHARE OF MASTER
SAVINGS TRUST INVESTMENT
ACTIVITIES:
Cash Dividends                             13,516                  --                  --              93,379                  --
Interest                                      867                 472             338,402              (2,385)                 --
Change in Market Value                     90,905             204,170                (126)            218,980                  --
                                      -----------         -----------         -----------         -----------         -----------
        Total                              68,979             274,789             799,265             484,713            (438,275)
Withdrawals                               (55,569)            (69,814)           (623,016)           (152,018)            438,275
Interfund Transfers                            --             140,551            (140,883)           (109,947)                 --
                                      -----------         -----------         -----------         -----------         -----------
Change in Net Assets Available for
Benefits                                   13,410             345,526              35,366             222,748                  --
Net Assets Available for Benefits,
December 31, 1996                         650,487             539,878           5,306,393           1,139,597                 963
                                      -----------         -----------         -----------         -----------         -----------
Net Assets Available for Benefits,
December 31, 1997                     $   663,897         $   885,404         $ 5,341,759         $ 1,362,345         $       963
                                      ===========         ===========         ===========         ===========         ===========





                                                                            PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------------
                                                                                                     SEI
                                        FRANK                 SEI             SEI SMALL          DIVERSIFIED
                                        RUSSELL          INTERNATIONAL           CAP.              MODERATE
                                      EQUITY INDEX           EQUITY             GROWTH              GROWTH
                                         FUND                 FUND               FUND                FUND                TOTAL
                                         ----                 ----               ----                ----                -----
CONTRIBUTIONS:
     Participating Employees
                                       $     1,417         $        31        $       225         $       289         $   528,758
     Company Contributions                      --                  --                 --                  --             142,333
                                       -----------         -----------        -----------         -----------         -----------
        Subtotal Contributions               1,417                  31                225                 289             671,091
Interplan Transfers                             --                  --                 --                  --            (437,838)
ALLOCATED SHARE OF MASTER
SAVINGS TRUST INVESTMENT
ACTIVITIES:
     Cash Dividends                             --                  --              1,253                   7             108,155
     Interest                                   (1)                 --                 --                  --             337,355
Change in Market Value                       1,901                   1               (711)                 (4)            515,116
                                       -----------         -----------        -----------         -----------         -----------
        Total                                3,317                  32                767                 292           1,193,879
Withdrawals                                     --                  --                 --                  --            (462,142)
Interfund Transfers                         76,259                  --             34,020                  --                  --
                                       -----------         -----------        -----------         -----------         -----------
Change in Net Assets Available for
Benefits                                    79,576                  32             34,787                 292             731,737
Net Assets Available for Benefits,
December 31, 1996                               --                  --                 --                  --           7,637,318
                                       -----------         -----------        -----------         -----------         -----------
Net Assets Available for Benefits,
December 31, 1997                      $    79,576         $        32        $    34,787         $       292         $ 8,369,055
                                       ===========         ===========        ===========         ===========         ===========

    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The Hercules Incorporated Employee Savings Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Savings and Investment Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The investments in the accompanying statements of net assets available for Plan benefits represent the Plan's share of the investments in the Trust, which was 2.53% and 2.32% at December 31, 1997 and 1996, respectively.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities that include the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   INVESTMENT PROGRAM
         The following investment media are available under the Employee Savings
Plan:

         1.   Hercules Incorporated Common Stock.
         2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1997 and 1996, the blended yield of these contracts was approximately 6.4% and 6.1%, respectively.
         3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.
         4. Fidelity Magellan Fund is a Long-Term Capital Appreciation Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.
         5. Frank Russell Equity Index Fund sells high long-term returns by investing in common stocks of the largest companies in the U.S. stock market.
         6. SEI International Equity Fund seeks to provide aggressive long-term growth from investments in foreign stocks and diversification in domestic stock portfolios.
         7. SEI Small Cap. Growth Fund invests in stocks of smaller companies that are in an early stage or transition point in their development.
         8. SEI Diversified Moderate Growth Fund invests in U.S. and international stocks and provides a limited level of current income by investing in bonds.

         The Company contribution, as defined in the Plan, is equal to 25% of the participants' contribution.

         There were 378 participants at December 31, 1997 who participated in one or more of the four investment media. At December 31, 1997 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock .......................       342
         Equity Fund...............................................        64
         Blended Interest Rate Savings Fund .......................       199
         Fidelity Magellan Fund....................................        86
         Frank Russell Equity Index Fund...........................         9
         SEI Diversified Moderate Growth Fund......................         1
         SEI International Equity Fund.............................         1
         SEI Small Cap. Growth Fund................................         4

3.   INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST
         The Plan's allocated share of the Savings Trust's net assets is based upon the total of each individual Plan's interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                                                1997                    1996
                                                                                ----                    ----
         Hercules Incorporated Common Stock Fund........................        0.9%                    0.8%
         Equity Fund....................................................        1.4%                    1.1%
         Blended Interest Rate Savings Fund.............................        4.4%                    3.5%
         Fidelity Magellan Fund.........................................        4.2%                    3.9%
         Frank Russell Equity Index Fund................................        1.1%                      0%
         SEI Small Cap. Growth Fund.....................................        0.8%                      0%
         Loan Fund......................................................          0%                      0%
         SEI Diversified Moderate Growth Fund...........................          0%                      0%
         SEI International Equity Fund..................................          0%                      0%

4.   INTERPLAN TRANSFERS
         Interplan transfers represent transfers to acquiring Company plans, the Hercules Incorporated Savings and Investment Plan and rollovers of new employees' distributions from defined contribution Plans.

5.   TAX STATUS
         The United States Treasury Department advised on June 21, 1995 that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.


6.   INVESTMENTS
         The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1997 or 1996 are as follows:

                                                                         1997                      1996
                                                                         ----                      ----
         Hercules Incorporated Common Stock                          $  654,845                $  599,692

         Equity Fund                                                 $  886,024                $  534,665

         Fidelity Magellan Fund                                      $1,362,345                $1,106,394

         Group Annuity Contract with Peoples
              Life Insurance Company (#BDA 00002TR)                  $1,056,404                $  799,930

         Group Annuity Contract with Metropolitan Life
              Insurance Company (#12833)                                     --                $  667,065

         GIC Prudential (#GA 8083)                                   $1,185,706                $  896,254

         Hartford Life Contract (#GA 10226)                          $  494,418                $  397,444

         Group Annuity Contract with Transamerica Life
              (#76589)                                               $  844,109                $  640,992

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31,
                                                                      ------------------------------------
                                                                         1997                      1996
                                                                         ----                      ----
         Net Assets Available for Benefits
              per the financial statements                            $8,369,055               $7,637,318

         Amounts Allocated to Withdrawing Participants                   (8,978)                 (102,435)
                                                                      ----------               -----------

         Net Assets Available for Benefits
              per the Form 5500                                       $8,360,077               $7,534,883
                                                                      ==========               ===========

         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                                                YEAR ENDED
                                                                                         DECEMBER 31, 1997
                                                                                         -----------------
         Withdrawals per the financial statements                                                 $462,142

         Add:     Amounts Allocated to Withdrawing Participants at
                  December 31, 1997                                                                  8,978

         Less:    Amounts Allocated to Withdrawing Participants at
                  December 31, 1996                                                              (102,630)
                                                                                                 ---------

         Withdrawals per the Form 5500                                                            $368,490
                                                                                                  ========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Employee Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Employee Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the accompanying statements of net assets available for benefits of the Hercules Incorporated Employee Savings Plan and the related statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 25, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                                  H. Eugene McBrayer
                                  ---------------------------------------------


                                  H. Eugene McBrayer, Chairman
                                  Finance Committee, Hercules Incorporated,
                                  Plan Administrator




Date:  June 30, 1998

                                  EXHIBIT INDEX

      Number                         Description
        23               Consent of Independent Accountants.